UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Brain Scientific Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

10488W109
(CUSIP Number)

James E. Besser c/o Manchester Management Company, LLC 2 Calle Candina, #1701 San Juan, Puerto Rico, 00907 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	10488W109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management PR, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

32,362,018

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

32,362,018

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,362,018

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.7%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	10488W109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,545,187

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,545,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,545,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	10488W109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JEB Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,816,831

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,816,831

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,816,831

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	10488W109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

32,362,018

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

32,362,018

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,362,018

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.7%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	10488W109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

8,028,706

8.	SHARED VOTING POWER

32,362,018

9.	SOLE DISPOSITIVE POWER

8,028,706

10.	SHARED DISPOSITIVE POWER

32,362,018

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,390,724

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	10488W109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,545,187

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,545,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,545,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	10488W109

Item 1.	Security and Issuer.

The name of the issuer is Brain Scientific Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 6700 Professional Parkway, Lakewood Ranch, Florida 34240. This Schedule 13D relates to the Issuer's Common Stock, $0.001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by Manchester Management PR, LLC, a Puerto Rican limited liability company (“Manchester”), Manchester Explorer, L.P., a Delaware limited partnership (the “Explorer”), JEB Partners, L.P., a Delaware limited partnership (the “Jeb Partners”), Manchester Management Company, LLC, a Delaware limited liability company (the “GP”), James E. Besser (“Besser”), a United States citizen and Morgan C. Frank (“Frank”), a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2 Calle Candina, #1701, San Juan, Puerto Rico, 00907.

(c)	Besser is the managing member of Manchester and the GP and Frank serves as a portfolio manager and as a consultant for Explorer. The principal business of Manchester is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Manchester is the investment manager to Explorer and Jeb Partners and the GP is the general partner of Explorer and Jeb Partners. The principal business of each of Explorer and Jeb Partners is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares for Besser came from his personal funds and from the working capital of Explorer and Jeb Partners, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

Besser:

As of the date hereof, Besser may be deemed to be the beneficial owner of 40,390,724 Shares, constituting 38.3% of the Shares*.

Besser has the sole power to vote or direct the vote of 8,028,706 Shares; has the shared power to vote or direct the vote of 32,362,018 Shares; has the sole power to dispose or direct the disposition of 8,028,706 Shares; and has the shared power to dispose or direct the disposition of 32,362,018 Shares.

Frank:

As of the date hereof, Frank may be deemed to be the beneficial owner of 19,545,187 Shares, constituting 18.5% of the Shares*.

Frank has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,545,187 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 19,545,187 Shares.

Manchester and GP:

As of the date hereof, Manchester and the GP may be deemed to be the beneficial owner of 32,362,018 Shares, constituting 30.7% of the Shares*.

Manchester and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 32,362,018 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 32,362,018 Shares.

Explorer:

As of the date hereof, Explorer may be deemed to be the beneficial owner of 19,545,187 Shares, constituting 18.5% of the Shares*.

Explorer has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,545,187 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 19,545,187 Shares.

Jeb Partners:

As of the date hereof, Jeb Partners may be deemed to be the beneficial owner of 12,816,831 Shares, constituting 12.2% of the Shares*.

Jeb Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,816,831 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 12,816,831 Shares.

The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

*The outstanding Shares figure reflects 105,401,858 Shares outstanding as reported in the Issuer’s DEF 14C filed by the Issuer on July 5, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 1, 2021, the Issuer completed an initial offering of a Convertible Promissory Note (the "Note"). The Note was convertible into a combination of Shares and warrants to purchase Shares upon the earlier of (i) the listing of the Shares on NASDAQ or (ii) the Issuer receiving proceeds in excess of $5,000,000 from a transaction or series of related transactions, including, but not limited to, equity financings, business combinations or other issuances of the Issuer’s equity securities (“Subsequent Qualified Financing”). The Note was convertible into a number of Shares equal to the quotient of (I) the outstanding aggregate principal amount of the Note plus accrued but unpaid interest thereon, divided by (II) the lesser of (a) $0.90 and (b) the greater of (x) $0.20 and (y) eighty percent (80%) of the VWAP for the Shares for the five (5) consecutive trading days immediately preceding such Subsequent Qualified Financing. The foregoing description of the Note does not purport to be complete and is subject to and qualified in its entirety by reference to the Convertible Promissory Note included as Exhibit 10.2 of the Issuer's 8-K filed on October 7, 2021, which is incorporated by reference. On June 15, 2022, the Note was converted into 40,390,724 Shares. In addition to the Shares issued pursuant to the conversion of the Note, the Reporting Persons are entitled to an additional 16,183,934 warrants to purchase Shares, however, the Reporting Persons have entered into an agreement with the Issuer to delay the delivery of these warrants.

In addition to the above, Besser currently owns 1,251,171 warrants to purchase Shares. These warrants are subject to a blocker provision that prevents Besser from exercising the warrants if he would be more than a 4.99% beneficial owner of the Common Stock, $0.001 par value, following such exercise. The foregoing description of the warrant does not purport to be complete and is subject to and qualified in its entirety by reference to the Common Stock Purchase Warrant included as Exhibit 4.1 of the Issuer's 8-K filed on October 7, 2021, which is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2022
(Date)

MANCHESTER EXPLORER, L.P.*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)

MORGAN C. FRANK

/s/ Morgan C. Frank
(Signature)

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated August 4, 2022, relating to the Common Stock, $0.001 par value, of Brain Scientific Inc. shall be filed on behalf of the undersigned.

August 4, 2022
(Date)

MANCHESTER EXPLORER, L.P.*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC*

/s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)

MORGAN C. FRANK

/s/ Morgan C. Frank
(Signature)

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

6/15/2022	Common Stock, $0.001 par value	19,545,187		(1)
6/15/2022	Common Stock, $0.001 par value	12,816,831		(2)
6/15/2022	Common Stock, $0.001 par value	8,028,706		(3)

(1) Explorer acquired the reported securities pursuant to the conversion of the Note.

(2) Jeb Partners acquired the reported securities pursuant to the conversion of the Note.

(3) Besser acquired the reported securities pursuant to the conversion of the Note.

The Form 3 filed by Reporting Persons on August 4, 2022 are incorporated herein by reference.